Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Reporting Issuer

Greenfire Resources Ltd. (the “Corporation”)

1900, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7

Item 2	Date of Material Change

December 19, 2025.

Item 3	News Release

The news release with respect to the material change referred to in this material change report was disseminated by the Corporation through a recognized newswire on December 19, 2025, and subsequently filed under the Corporation’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and with the U.S. Securities Exchange Commission at www.sec.gov.

Item 4	Summary of Material Change

On December 19, 2025 the Corporation announced the completion of its previously announced refinancing initiatives (the “Refinancing Initiatives”), which included: (i) a C$300.0 million offering of rights (the “Rights”) to all eligible shareholders of the Corporation to purchase additional common shares of the Corporation (the “Common Shares”) which expired at 4:00 p.m. (Calgary time) on December 16, 2025 (the “Rights Offering”); (ii) the redemption of the Corporation’s outstanding US$237.5 million aggregate principal amount of 12% senior secured notes due 2028 (the “2028 Notes”); and (iii) upsizing the Corporation’s revolving credit facility with a syndicate of Canadian banks (the “Senior Credit Facility”) to C$275.0 million.

Item 5	Full Description of Material Change

On December 19, 2025, the Corporation announced the completion of the Refinancing Initiatives. The Refinancing Initiatives included completion of the Corporation’s a C$300.0 million Rights Offering on December 17, 2025, the net proceeds of which, together with cash on hand, were used to redeem the Corporation’s 2028 Notes, and the upsizing of the Corporation’s Senior Credit Facility to C$275.0 million. As a result of the Refinancing Initiatives, the Corporation was debt-free as of December 19, 2025.

At the completion of the Rights Offering and pursuant to the exercise of Rights, the Corporation issued an aggregate of 55,147,055 Common Shares, representing the maximum allotment available to holders of Common Shares at the record date of November 17, 2025 (adjusted for rounding for fractional shares). Each Right entitled the holder thereof to acquire 0.7849 of a Common Share, with no fractional Common Shares issued. Common Shares acquired pursuant to the exercise of Rights were issued at a price of C$5.44 or US$3.85 per Common Share for aggregate gross proceeds of approximately C$298.5 million (after conversion of U.S. dollar subscriptions). 53,573,107 Common Shares were issued under the basic subscription privilege and 1,573,948 Common Shares were issued under the additional subscription privilege. As a result of the oversubscription, Common Shares subscribed for pursuant to the additional subscription privilege were subject to proration in accordance with the terms of the Rights Offering, as set forth in the Corporation’s rights offering circular dated November 5, 2025. As the Rights Offering was fully subscribed, the Corporation did not utilize the previously announced standby commitment whereby certain limited partnerships comprising Waterous Energy Fund agreed to acquire any Common Shares not subscribed for under the Rights Offering. As of December 19, 2025, the Corporation had 125,404,146 Common Shares issued and outstanding.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102–Continuous Disclosure Obligations

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact Travis Belak, Vice President, Finance, by telephone at 403.264.9046.

Item 9	Date of Report

December 23, 2025.